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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2013	2012	2011	2010	2009
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$2,383	$579	$1,126	$281	$975
Taxes on earnings from continuing operations	138	(274)	110	355	51
Amortization of capitalized interest, net of capitalized interest	(7)	(3)	(2)	—	(3)
Noncontrolling interest	13	12	10	9	—

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$2,527	$314	$1,244	$645	$1,023

FIXED CHARGES
Interest on long-term and short-term debt	157	347	359	375	352
Capitalized interest cost	17	13	11	8	10
Rental expense representative of an interest factor	96	106	102	92	77

TOTAL FIXED CHARGES	270	466	472	475	439

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$2,797	$780	$1,716	$1,120	$1,462

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	10.4	1.7	3.6	2.4	3.3

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)